STEPHEN EPSTEIN
718 Thompson Ln,
Sute 108-273
Nashville, TN 37204

December 20, 2023

To: Healthcare Business Resources, Inc. (the "Company")

Re: Resignation as Director

Dear Sirs,

I hereby tender my resignation as a Director and Chief Executive Officer of Healthcare Business Resources, Inc., a Delaware corporation (the "Company"), to be effective simultaneously with the closing of the Share Exchange between Healthcare Business Resources, Inc., and GenFlat, Inc.

I hereby waive and renounce any claim against the Company, including any claim for accrued but unpaid wages, severance, compensation or benefits.

My resignation does not in any way imply or infer any dispute or disagreement relating to the Company's operations, policies or practices.

I wish the Company much success in its future endeavors.

Sincerely,

DocuSigned by:
B6485QC1D3E6487
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Stephen Epstein